File No. 82-4668

05012010

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SEC MAIL PROCESSING RECEIVED OCT 24 2005 WASH. D.C. 213 SECTION

SUPPL

21 October 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS Dollar Finance Limited – Company No. 4554166 – Form 363s Annual Return for period ended 4 October 2005.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

JA Stevens

Jackie Stevens

Enc.

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

10/25

C/N: 82-4668

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

RECEIVED OCT 24 2005 PROCESSING SECTION 213

VIA Securicor Diamond

21 October 2005

Dear Sir/Madam

TNS Dollar Finance Limited registered no. 4554166
Annual return for the period ended 4 October 2005

I enclose duly completed and signed form 363s annual return for the above-named company together with a cheque for £30.00, being the filing fee due for the above company.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

Companies House

— for the record —

F/N: 82-4668

Company Name

TNS DOLLAR FINANCE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
4554166

Information extracted from Companies House records on
10th September 2005

Section 1: Company details

Ref: 4554166/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in*	**SIC Code** **Description** **7487** **Other business activities**	**SIC CODE** **Description**

Company Number - 4554166

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Ian John PORTAL ceased to be secretary (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND **Date of birth** 23/08/1959 **Nationality** British **Occupation** Group Company Secretary	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ____ Occupation ____ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Ian John PORTAL ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

Company Number - 4554166

Section 2: Details of Officers of the Company (continued)

F/N: 82-4668

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Jameson SMITH **Address** 33 Woodend Drive Sunninghill Berkshire SL5 9BD **Date of birth** 25/03/1962 **Nationality** British **Occupation** Treasurer	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ____ Occupation ____ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Jameson SMITH ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Group Legal Adviser	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ____ Occupation ____ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

Section 3: Share Capital

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
Ordinary	1	1 US Dollar

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 1

Aggregate Nominal Value of issued shares: 1 US Dollar

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on: 04/10/2004

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*

Company Number - 4554166

Section 4B: Details of Former Shareholders

F/N: 82-4668

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address		

Company Number - 4554166

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Taylor Nelson Sofres Holdings Inc Address Corporation Trust Co 1209 Orange Street Wilmington, Delaware Horsham, US UK Postcode	1 Ordinary Share		7/10/2002
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

Company Number - 4554166

Companies House
— for the record —

363s Annual Return Declaration

E/N: 82-4668

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ____________ (~~Director~~ / Secretary) Date 21 / 10 / 2005

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *4/10/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **4th October 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 4921691

Address:
TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____________

Postcode: W5 1UA

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

20 October 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement - David Lowden.
2. Taylor Nelson Sofres plc – RNS Announcement - Holding(s) in Company

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

J M Stevens

Jackie Stevens

Enc.

F/N : 82-4668

Regulatory Announcement

Go to market news section

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Board appointments
Released	07:00 13-Oct-05
Number	5917S

13 October 2005

Taylor Nelson Sofres plc

Board appointments

The board of Taylor Nelson Sofres plc is pleased to announce that David Lowden, currently Chief Operating Officer, has been appointed to succeed Mike Kirkham as Chief Executive on 1 March 2006.

David Lowden joined the group as Finance Director in 1999 and in 2003 became Chief Operating Officer, with responsibility for the group's regional operations across the world.
He has played a significant part in the development of the group and has taken a leading role in the integration of its major acquisitions. The board believes that David Lowden has shown considerable ability in operational and strategic management, together with strong leadership skills. He has demonstrated that he has a thorough understanding of the business and its markets.

As previously announced, Tony Cowling will stand down as Chairman at the end of 2005. The board has appointed external advisors to assist in the search for a replacement as non-executive Chairman. Mike Kirkham, who has been Chief Executive since 2001, has accepted the board's invitation to become a candidate for this role. Mike Kirkham had previously indicated to the board that, after five years as Chief Executive, he considered it appropriate to hand on to a successor.

Tony Cowling, Chairman, said: "The board is delighted that David is moving up to be Chief Executive. He has clearly demonstrated he has the skills and experience for the role and we are of the view that he is the right person to lead the company through the next stage of its development. We believe that, together with the support of the strong operational management across the group, David will provide the leadership, continuity and strategic thinking necessary for the future successful development of TNS."

For more information, please contact:

Tony Cowling, Chairman	+44 (0)1372 825 904
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1384
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email: janis.parks@tns-global.com

Note to editors

David Lowden is 48. He joined TNS as Finance Director in 1999 and became Chief Operating Officer, with responsibility for the group's regional operations, in October 2003. He previously worked for a number of international companies, including market information company ACNielsen and Federal Express Corporation.

About TNS

TNS is a market information group. We are the world's largest custom research company and a leading provider of social and political polling. We are also a major supplier of consumer panel, TV audience measurement and media intelligence services.

TNS operates a global network spanning 70 countries and employs over 13,000 people. We provide market information and measurement, together with insights and analysis, to local and multinational organisations.

We combine our specialist sector knowledge with expertise in the areas of new product development, motivational research, brand and advertising research and stakeholder management to bring our clients up-to-the minute, internationally consistent information.

We think differently to help our clients build competitive advantage, making TNS the sixth sense of business.

www.tns-global.com

END

Close

F/N: 82-4668

For release at 07.00 13 October 2005

Taylor Nelson Sofres plc

Board appointments

The board of Taylor Nelson Sofres plc is pleased to announce that David Lowden, currently Chief Operating Officer, has been appointed to succeed Mike Kirkham as Chief Executive on 1 March 2006.

David Lowden joined the group as Finance Director in 1999 and in 2003 became Chief Operating Officer, with responsibility for the group's regional operations across the world. He has played a significant part in the development of the group and has taken a leading role in the integration of its major acquisitions. The board believes that David Lowden has shown considerable ability in operational and strategic management, together with strong leadership skills. He has demonstrated that he has a thorough understanding of the business and its markets.

As previously announced, Tony Cowling will stand down as Chairman at the end of 2005. The board has appointed external advisors to assist in the search for a replacement as non-executive Chairman. Mike Kirkham, who has been Chief Executive since 2001, has accepted the board's invitation to become a candidate for this role. Mike Kirkham had previously indicated to the board that, after five years as Chief Executive, he considered it appropriate to hand on to a successor.

Tony Cowling, Chairman, said: "The board is delighted that David is moving up to be Chief Executive. He has clearly demonstrated he has the skills and experience for the role and we are of the view that he is the right person to lead the company through the next stage of its development. We believe that, together with the support of the strong operational management across the group, David will provide the leadership, continuity and strategic thinking necessary for the future successful development of TNS."

For more information, please contact:

Tony Cowling, Chairman +44 (0)1372 825 904

Janis Parks, Head of Investor Relations +44 (0)20 8967 1384

Margaret George, Citigate Dewe Rogerson +44 (0)20 7638 9571

Email: janis.parks@tns-global.com

Note to editors

About David Lowden

David Lowden is 48. He joined TNS as Finance Director in 1999 and became Chief Operating Officer, with responsibility for the group's regional operations, in October 2003. He previously worked for a number of international companies, including market information company ACNielsen and Federal Express Corporation.

About TNS

TNS is a market information group. We are the world's largest custom research company and a leading provider of social and political polling. We are also a major supplier of consumer panel, TV audience measurement and media intelligence services.

TNS operates a global network spanning 70 countries and employs over 13,000 people. We provide market information and measurement, together with insights and analysis, to local and multinational organisations.

We combine our specialist sector knowledge with expertise in the areas of new product development, motivational research, brand and advertising research and stakeholder management to bring our clients up-to-the minute, internationally consistent information.

We think differently to help our clients build competitive advantage, making TNS the sixth sense of business.

www.tns-global.com

F/N: 82-4668

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Last Refreshed At 07:33 Wed, Oct 19 2005 UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		07:28 19 Oct 05		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 18 October 2005 from Fidelity International on behalf of FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 40,462,492 ordinary shares of 5p each in TNS, representing 9.04% of the total issued share capital of TNS.

Shares Held	Management Company	Nominee/Registered Name
6,106,576	Fidelity Pension Management	Northern Trust London
3,883,087	Fidelity Pension Management	Bank of New York Brussels
2,792,885	Fidelity Pension Management	State Str BK and TR CO LNDN (S
1,900,243	Fidelity Pension Management	Mellon Bank
1,769,510	Fidelity Pension Management	JP Morgan, Bournemouth
358,800	Fidelity Pension Management	Bankers Trust London
295,000	Fidelity Pension Management	HSBC Bank PLC
173,700	Fidelity Pension Management	Midland Securities Services
167,778	Fidelity Pension Management	Clydesdale Bank PLC
113,500	Fidelity Pension Management	Bank of New York Europe LDN

96,800	Fidelity Pension Management	Citibank London
52,800	Fidelity Management Trust Company	Brown Brothers Harriman and Co
51,900	Fidelity Management Trust Company	JP Morgan Chase Bank
38,100	Fidelity Management Trust Company	State Street Bank and TR CO
6,672,620	Fidelity Management & Research Company	JPMorgan Chase Bank
13,100	Fidelity Management & Research Company	Brown Brothers Harriman and CO
11,659,330	Fidelity Investment Services Ltd	JPMorgan, Bournemouth
725,000	Fidelity International Limited	JPMorgan, Bournemouth
512,136	Fidelity International Limited	Bank of New York Brussels
79,200	Fidelity International Limited	National ASTL BK Melbourne
21,500	Fidelity International Limited	Brown Bros Harrimn LTD LUX
2,978,927	Fidelity Investments International	Bank of New York Europe LDN
40,462,492		**Grand Total Ordinary Shares**

END

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